                                                                ---------------
                                                                SEC FILE NUMBER

                                                                ---------------
                                                                CUSIP NUMBER


                                                                ---------------


                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   ---------

                                  FORM 12B-25
                          NOTIFICATION OF LATE FILING

(Check One):  [X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR

                  For Period Ended: December 31, 2003
                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                   ---------------

-------------------------------------------------------------------------------
  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
-------------------------------------------------------------------------------
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                  VERIFIED ANY INFORMATION CONTAINED HEREIN.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Per-Se Technologies, Inc.
-------------------------------------------------------------------------------
Full Name of Registrant


-------------------------------------------------------------------------------
Former Name if Applicable

2840 Mt. Wilkinson Parkway
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Atlanta, Georgia 30339
-------------------------------------------------------------------------------
City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]           (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]           (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]           (c) The accountant's statement or other exhibit required by Rule
                  12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         Although the management of Per-Se Technologies, Inc. (the "Company") has been working diligently to complete all of the required information for its annual report on Form 10-K for the fiscal year ended December 31, 2003, the Form 10-K cannot be completed on or before the prescribed due date of March 15, 2004. As part of their year-end 2003 audit, the Company's external auditors advised the Company and the audit committee of the Company's board of directors that additional procedures should be performed in connection with allegations of improprieties made during 2003. These additional procedures are necessary under Statement of Auditing Standards No. 99, effective for periods beginning on or after December 15, 2002.

         To perform these additional procedures, the audit committee selected the same outside accounting firm that previously assisted in reviewing certain of these allegations. These additional procedures could not be completed within the new accelerated filing deadline of March 15, 2004.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

    Chris E. Perkins                770                   444-5300
 -----------------------     -----------------     -----------------------
       (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No


-------------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

---------

                           Per-Se Technologies, Inc.
-------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

        Date: March 15, 2004            By:        /s/ Chris E. Perkins
                                           ------------------------------------
                                           Executive Vice President and
                                           Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).




                                      -3-